Hoq-5-02

02018035

12-3-5

| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123 |
| Expires: September 30, 1998 |
| Estimated average burden hours per response . . . 12.00 |

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-27663 |

RECEIVED FEB 27 2002

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mid Atlantic Capital Corp.

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

336 4th Ave.
(No. and Street)

Pittsburgh (City) PA (State) 15222 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph F. Banco, CFO — 412-391-7077 (Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally, Lally & Co, LLC
(Name — *if individual, state last, first, middle name*)

McKnight East, 302 McKnight Park Drive (Address), Pittsburgh (City) PA (State) 15237-6534 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

# OATH OR AFFIRMATION

I, Joseph F. Banco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid Atlantic Capital Corp., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Notarial Seal
Stacey Hohman, Notary Public
Pittsburgh, Allegheny County
My Commission Expires Feb. 7, 2005
Member, Pennsylvania Association of Notaries

[Signature]
Signature

CFO
Title

Stacey Hohman
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- NA ☐ (m) A copy of the SIPC Supplemental Report.
- NA ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**MID ATLANTIC CAPITAL CORPORATION**
**(A Wholly Owned Subsidiary of**
**Mid Atlantic Capital Group, Inc.)**
**STATEMENTS OF FINANCIAL CONDITION**
**DECEMBER 31, 2001 AND 2000**

| ASSETS | 2001 | 2000 |
|---|---|---|
| Cash and Cash Equivalents | $ 1,374,488 | $ 1,639,397 |
| Cash Restricted Under Federal and Other Regulations | 26,294,497 | 8,594,858 |
| Accounts Receivable | 1,257,075 | 675,564 |
| Note Receivable - Parent Company | 123,821 | 223,821 |
| Prepaid and Other Assets | 264,177 | 97,212 |
| **Total Assets** | $ 29,314,058 | $ 11,230,852 |

| LIABILITIES AND STOCKHOLDER'S EQUITY | | |
|---|---|---|
| **Liabilities** | | |
| Payable to Customers | $ 25,821,845 | $ 8,594,858 |
| Accounts Payable, Accrued Expenses and Other Liabilities | 1,362,806 | 942,671 |
| Payable to Parent Company | 371,745 | 40,865 |
| **Total Liabilities** | 27,556,396 | 9,578,394 |
| **Subordinated Borrowings** | 0 | 80,000 |
| **Stockholder's Equity** | | |
| Common Stock - $1 Par Value, 10,000 Shares Authorized, 750 Shares Issued and Outstanding | 750 | 750 |
| Additional Paid-In Capital | 431,405 | 431,405 |
| Retained Earnings | 1,325,507 | 1,140,303 |
| **Total Stockholder's Equity** | 1,757,662 | 1,572,458 |
| **Total Liabilities and Stockholder's Equity** | $ 29,314,058 | $ 11,230,852 |

The accompanying notes are an integral part of these financial statements.